Exhibit 99.1

ENGINE GAMING AND MEDIA, INC.

Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine months ended

May 31, 2022 and May 31, 2021

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim condensed consolidated financial statements of Engine Gaming and Media, Inc., (formerly Engine Media Holdings, Inc.) (the “Company”) are the responsibility of management and the Board of Directors.

The interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the interim condensed consolidated financial statements and (ii) the interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the interim condensed consolidated financial statements.

The Board of Directors are responsible for reviewing and approving the interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Company’s Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

The Audit Committee, in consultation with management of the Company, has determined that the Company’s previously filed unaudited condensed consolidated interim financial statements and management’s discussion and analysis for the three and nine months ended May 31, 2021, and 2020, required restating to classification, measurement and disclosure deficiencies related to the following items:

1. Warrants issued in connection with the private placement of units and conversion of convertible debt having USD exercise price – Adjustments resulted in a decrease to warrant liability of $12,302,062 and increase in contributed surplus of $11,478,273 as of May 31, 2021, and adjustment in change in fair value of warrant liability of $4,626,125 (decrease of income) $(823,789) (increase of income) for the three and nine months ended May 31, 2021, respectively.

2. Share issuance costs incurred in the private placement of units – Adjustments resulted in decrease to contributed surplus of $582,333 as of May 31, 2021 and decrease to transaction costs of $0 and $582,333 for the three and nine months ended May 31, 2021, respectively.

The previously filed financial statements and management’s discussion and analysis for the financial periods were originally filed by the Company on SEDAR and EDGAR on July 26, 2021.

Each of the Restated Unaudited Condensed Consolidated Interim Financial Statements and Restated MD&A contained within this filing for the three and nine months ended May 31, 2021, and 2020 replaces and supersedes the respective previously filed original financial statements and related Management’s Discussion and Analysis. There have been no other changes. This notice supersedes the previously filed version.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in United States Dollars)

	Note	May 31, 2022	August 31, 2021
		$	$

ASSETS
Current
Cash		13,695,279	15,305,996
Restricted cash	13	289,889	331,528
Accounts and other receivables	6	7,864,272	8,646,807
Government remittances		861,442	1,070,216
Publisher advance, current	6	2,351,435	3,197,102
Prepaid expenses and other		1,416,752	3,006,033
Promissory notes receivable	22	1,558,319	-
Assets held for sale	22	86,786	-
		28,124,174	31,557,682
Non-Current
Publisher advance, non-current	6	-	1,337,116
Investment at FVTPL	7	2,629,851	2,629,851
Property and equipment	8	74,508	403,811
Goodwill	9	18,100,381	18,495,121
Intangible assets	10	9,439,450	12,482,244
Right-of-use assets	11	161,838	557,022
		30,406,028	35,905,165
		58,530,202	67,462,847

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in United States Dollars)

	Note	May 31, 2022	August 31, 2021
		$	$
LIABILITIES
Current
Accounts payable		11,982,749	10,403,665
Accrued liabilities		4,926,240	5,722,470
Players liability account	13	289,889	331,528
Deferred revenue		1,411,653	2,644,948
Lease obligation, current	12	158,501	222,583
Long-term debt, current		-	96,664
Promissory notes payable	14	806,204	821,948
Liabilities held for sale	22	-	-
Warrant liability	16	135,749	4,868,703
Convertible debt, current	15	2,692,514	914,427
Arbitration reserve	21	899,569	6,468,330
		23,303,068	32,495,266

Convertible debt, non-current	15	5,146,723	9,037,069
Lease obligation, non-current	12	245,076	364,968
		5,391,799	9,402,037
		28,694,867	41,897,303

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	17	123,667,989	122,741,230
Contributed surplus		20,471,035	17,819,933
Foreign currency translation reserve		(2,224,326)	(2,324,025)
Deficit		(112,079,363)	(112,814,973)
		29,835,335	25,422,165
Non-controlling interest		-	143,379
		29,835,335	25,565,544
		58,530,202	67,462,847
Going concern	1
Commitments and contingencies	21
Subsequent events	27

Approved on Behalf of Board:	“Larry Rutkowski”	“Lou Schwartz”
	Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in United States Dollars)

		For the three months ended		For the nine months ended
	Note	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
		$	$	$	$
CONTINUING OPERATIONS
REVENUE
Direct to consumer		31,366	172	85,522	2,723
Software-as-a-service		1,961,323	1,601,188	6,005,957	4,625,214
Advertising		7,248,789	6,399,602	24,416,683	17,856,714
		9,241,478	8,000,962	30,508,162	22,484,651
EXPENSES
Salaries and wages		4,209,272	3,395,973	12,318,344	9,667,776
Consulting		788,721	494,763	2,660,797	1,789,819
Professional fees		451,679	828,853	2,015,719	1,781,601
Revenue sharing expense		6,467,079	5,516,757	21,724,927	15,125,486
Sponsorships and tournaments		27,094	601	135,039	6,089
Advertising and promotion		369,002	123,246	1,421,896	1,498,167
Office and general		1,290,816	664,204	4,054,016	1,685,198
Technology expenses		802,512	553,105	2,177,538	1,719,806
Amortization and depreciation	8,10,11	798,286	743,942	2,394,653	2,230,424
Share-based payments	18, 19	1,001,449	680,153	3,577,861	2,459,841
Interest expense		228,348	209,755	641,785	1,113,749
(Gain) loss on foreign exchange		4,317	717,063	97,167	993,536
Loss on extinguishment of debt		-	-	-	2,428,900
Gain on retained interest in former associate		-	-	-	(99,961)
Transaction costs		948,613	-	1,305,136	-
Non-operational professional fees		12,278	-	1,612,669	-
Arbitration settlement reserve	21	(1,620,153)	-	(5,568,761)	-
Restructuring costs	26	-	-	35,747	-
Change in fair value of warrant liability	16	(727,280)	(7,236,531)	(4,667,583)	(7,071,518)
Change in fair value of convertible debt	15	(170,200)	(691,116)	(2,147,134)	7,172,533
		14,881,833	6,000,768	43,789,816	42,501,446
ASSOCIATES
Share of net loss of associate		-	-	-	103,930
Net income (loss) for the period before discontinued operations		(5,640,355)	2,000,194	(13,281,654)	(20,120,725)
Income tax expense				-	-
		(5,640,355)	2,000,194	(13,281,654)	(20,120,725)
DISCONTINUED OPERATIONS
Gain (loss) on disposal of subsidiary	22	15,128,417	-	15,128,417	(678,931)
Gain (loss) from discontinued operations	22	(670,182)	(425,799)	(1,045,934)	(5,034,317)
Net income (loss) for the period		8,817,880	1,574,395	800,829	(25,833,973)

Net (income) loss attributable to non-controlling interest		3,419	(2,343)	(65,219)	59,327
Net income (loss) attributable to owners of the Company		8,821,299	1,572,052	735,610	(25,774,646)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		133,962	(376,785)	238,821	(381,384)
Comprehensive income (loss) for the period		8,955,261	1,195,267	974,431	(26,156,030)
INCOME (LOSS) PER SHARE
Basic income (loss) per share - continuing operations	5	(0.36)	0.14	(0.85)	(1.87)
Basic income (loss) per share	5	0.56	0.11	0.05	(2.40)
Weighted average number of shares outstanding - Basic	5	15,653,419	14,402,785	15,618,068	10,748,434

Diluted income (loss) per share - continuing operations	5	(0.37)	(0.28)	(1.09)	(2.10)
Diluted income (loss) per share	5	0.48	(0.30)	(0.31)	(2.57)
Weighted average number of shares outstanding - Diluted	5	16,983,103	17,120,843	18,055,081	12,359,163

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Shareholders’ Equity (Deficiency) (Unaudited) (Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit	Total equity before non-controlling interest	Non-controlling interest	Total equity
	#	$	$	$	$	$	$	$	$

Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(72,094,162)	45,907	217,385	263,292
Share-based payments	-	-	-	2,458,744	-	-	2,458,744	-	2,458,744
Shares issued on vesting of RSUs	158,477	1,080,804	-	(900,804)	-	-	180,000	-	180,000
Convertible debt conversion	1,728,848	13,704,605	-	4,256,114	-	-	17,960,719	-	17,960,719
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	6,791,473	-	-	31,017,374	-	31,017,374
Warrants issued in private placement of convertible debt	-	-	-	618,916	-	-	618,916		618,916
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	747,129	7,221,216	-	-	-	-	7,221,216	-	7,221,216
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Non-controlling interest in subsidiary	-	-	-	(7,357)	-	-	(7,357)	-	(7,357)
Net loss for the period	-	-	-	-	-	(25,774,646)	(25,774,646)	(59,327)	(25,833,973)
Foreign currency translation differences	-	-	-	-	(381,384)	-	(381,384)	-	(381,384)
Balance, as at May 31, 2021	14,862,689	115,893,950	-	17,251,409	(2,715,659)	(97,868,808)	32,560,892	158,058	32,718,950

Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(112,814,973)	25,422,165	143,379	25,565,544
Share-based payments	-	-	-	3,577,861	-	-	3,577,861	-	3,577,861
Shares issued on vesting of RSUs	115,574	926,759	-	(926,759)	-	-	-	-	-
Disposal of Eden Games	-	-	-	-	(139,122)	-	(139,122)	(208,598)	(347,720)
Net income for the period	-	-	-	-	-	735,610	735,610	65,219	800,829
Foreign currency translation differences	-	-	-	-	238,821	-	238,821	-	238,821
Balance, as at May 31, 2022	15,658,883	123,667,989	-	20,471,035	(2,224,326)	(112,079,363)	29,835,335	-	29,835,335

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in United States Dollars)

		For the nine months ended
	Note	May 31, 2022	May 31, 2021
		$	$
OPERATING ACTIVITIES
Net loss for the period before non-controlling interest		800,829	(25,833,973)
Items not affecting cash:
Amortization and depreciation	8,10,11	2,894,593	4,139,877
Impairment expense		476,404	-
Arbitration settlement reserve	21	(5,568,761)	-
Gain on disposal of Eden Games		(15,128,417)	-
Loss on disposal of Motorsports	22	-	678,931
Loss on disposal of P&E		-	9,767
Loss on extinguishment of debt		-	2,428,900
Gain on retained interest in former associate		-	(99,961)
Share of net loss of associate		-	103,930
Change in fair value of warrant liability	16	(4,667,583)	(7,071,518)
Change in fair value of convertible debt	15	(2,147,134)	7,172,533
Accretion of debt		4,610	104,002
Share-based payments	18,19	3,577,861	2,458,744
		(19,757,598)	(15,908,768)
Changes in non-cash working capital:
Restricted cash		41,639	78,122
Accounts and other receivables		196,227	(3,901,989)
Government remittances		(357,557)	(59,609)
Publisher advance	6	2,182,783	(5,309,262)
Prepaid expenses and other		1,553,157	341,604
Accounts payable		2,409,692	(399,971)
Accrued liabilities		(45,842)	1,140,764
Players liability account		(41,639)	(78,122)
Deferred revenue		(1,233,295)	1,008,589
		4,705,165	(7,179,874)
		(15,052,433)	(23,088,642)
INVESTING ACTIVITIES
Purchase of property and equipment		(72,183)	(107,464)
Purchase of promissory notes		(1,181,005)	-
Net cash from disposal of Eden Games		14,710,616	-
Net cash from disposal of Motorsports		-	24,348
		13,457,428	(83,116)
FINANCING ACTIVITIES
Net proceeds from issuance of Units	15	-	31,017,374
Proceeds from convertible debentures		-	4,901,393
Net (payments) proceeds from promissory notes payable	14	(15,744)	(2,915,701)
Proceeds from exercise of warrants	16	-	5,949,269
Payments on lease financing	12	(184,377)	(164,410)
Payments on long-term debt		(75,262)	(135,457)
		(275,383)	38,652,468
Impact of foreign exchange on cash		259,671	597,989
Change in cash		(1,610,717)	16,078,699

Cash, beginning of period		15,305,996	5,243,278
Cash, end of period		13,695,279	21,321,977

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

1.	Corporate information and going concern

(a)	Corporate information

Engine Gaming and Media Inc. (formerly Engine Media Holdings, Inc.) (“Engine” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 77 King St. West, Suite 3000, PO Box 95, TD Centre – North Tower, Toronto, Ontario, M5K 1G8, Canada.

Pursuant to shareholder approval at the October 6, 2021, shareholders’ meeting, effective October 19, 2021, the Company changed its name to Engine Gaming and Media, Inc. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and NASDAQ under the trading symbol GAME.

The Company focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

(b)	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $112,079,363 as of May 31, 2022 (August 31, 2021 –$112,814,973). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. On April 6, 2022, the Company completed the sale of the Eden Games, S.A. The Company expects that proceeds from this sale when combined with cash on hand will be sufficient to meet the Company’s current operational and debt service cash needs. The Company also faces uncertain future impacts from COVID-19, see Note 3(b).

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

2.	Basis of preparation

(a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended August 31, 2021; and should be read in conjunction with those audited consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 15, 2022.

(b)	Basis of consolidation

The interim condensed consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as of May 31, 2022, are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
UMG Media Ltd.	Canada	100%	Canadian Dollar
Stream Hatchet S.L.	Spain	100%	Euro
SideQik, Inc.	USA	100%	US Dollar
WinView, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(c)	Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the interim condensed consolidated financial statements is the US Dollar (“USD”).

(d)	Income taxes

The Company had no income tax expense for the three and nine months ended May 31, 2022, and 2021. As of May 31, 2022, deferred tax assets have not been recognized because it has not been determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

3.	Significant judgments, estimates and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim condensed consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is a material uncertainty regarding the Company’s ability to continue as a going concern.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(a)	Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

Note 1	Going concern;
Note 25	Expected credit losses;
Note 16	Valuation of warrant liability;
Notes 9 and 10	Goodwill and intangible assets;
Notes 18 and 19	Valuation of share-based payments;
Note 15	Valuation of convertible debt; and
Note 21	Contingencies.

(b)	Uncertainty about the effects of COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. The Company anticipates that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

In an effort to protect the health and safety of our employees, much of the Company’s workforce is currently working from home. The Company has implemented business continuity plans and has increased support and resources to enable employees to work remotely and thus far has been able to operate with minimal disruption.

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners, and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity, or stock price.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

4.	Changes in significant accounting policies

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

5.	Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted net income (loss) per share assumes the conversion, exercise, or issuance of all potential common share equivalents unless the effect is to reduce the loss or increase the income per share. For purposes of this calculation, stock options, warrants and RSU’s are potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive.

Due to the net loss from continuing operations during the three and nine months ended May 31, 2022, and the nine months ended 2021, all outstanding options, restricted share units and warrants were excluded from diluted weighted-average common shares outstanding as their effect was anti-dilutive. Weighted average common shares outstanding for the three and nine months ended May 31, 2022, and 2021 were 15,653,419 and 15,618,068, respectively (May 31, 2021- 14,402,785 and 10,748,434,respectively. Diluted weighted average common shares for the three and nine months ended May 31, 2022, and 2021 were 16,983,103 and 18,055,081, respectively (May 31, 2021- 17,120,843 and 12,359,163, respectively.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

6.	Accounts, other receivables, and publisher advance

(a)	Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	May 31, 2022	August 31, 2021
	$	$

Trade accounts receivable	8,836,051	9,677,725
Other receivables	50,857	53,387
Allowance for doubtful accounts	(1,022,636)	(1,084,305)
	7,864,272	8,646,807

A continuity of the Company’s allowance for doubtful accounts is as follows:

	2022	2021
	$	$

Balance, August 31,	(1,084,305)	(874,438)
Provision, bad debt expense	-	(72,636)
Write-offs	61,669	3,540
Balance, May 31,	(1,022,636)	(943,534)

(b)	Publisher advance

On February 7, 2021, the Company’s subsidiary Frankly Media LLC, amended its commercial agreement with its largest publisher, which secured a long-term extension. The contract is expected to go through early calendar year 2023. One of the key terms of the amended agreement required the Company to advance $6 million of revenue sharing payments to the publisher under the following schedule:

(i)	$4 million within one day of execution of the amendment;
(ii)	$1 million on or before February 28, 2021; and
(iii)	$1 million on or before March 31, 2021.

The advance is to be recouped through additional withholding on future advertising revenue share payments made to the publisher, beyond Frankly’s share, and is effective for amounts billed for periods February 1, 2021, forward.

As of May 31, 2022, $6 million had been advanced to the publisher and $3,648,565 had been recouped through the process explained above. As of May 31, 2022, a net amount of $2,351,435 was outstanding on the advance.

The breakout of the publisher advance into current and non-current portions is based on an estimate of advertising billings over the next twelve months and the resulting additional withholding on the related advertising revenue share payments.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

7.	Investment at FVTPL

On August 25, 2020, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The Company accounted for this investment as an investment in associate under the equity method from acquisition through January 5, 2021. The Company’s share in the loss of One Up for the period from September 1, 2020, to January 5, 2021, amounted to $103,930.

On January 5, 2021, the Company’s interest in One Up was reduced to 18.62% as a result of One Up closing a financing round. In accordance with IAS 28, the Company discontinued the use of the equity method on January 5, 2021, the date at which its investment ceased being an associate. The difference between the fair value of the Company’s retained interest in One Up and it’s carrying value on January 5, 2021, amounted to $99,961, which is recognized as a gain on retained interest in former associate on the Company’s statement of income (loss) and comprehensive income (loss).

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up and is classified with a level 3 in the fair value hierarchy, see Note 25. The fair value of this investment was $2,629,851 on May 31, 2022, and August 31, 2021.

8.	Property and equipment

Cost	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2020	221,653	486,340	173,091	881,084
Additions	-	89,561	17,903	107,464
Disposals	-	(9,767)	-	(9,767)
Disposal of Motorsports	(2,631)	(47,645)	(18,118)	(68,394)
Effect of foreign exchange	132	11,518	802	12,452
May 31, 2021	219,154	530,007	173,678	922,839

August 31, 2021	218,851	603,607	173,044	995,502
Additions	-	70,632	1,551	72,183
Impairment	(153,193)	-	-	(153,193)
Disposal of Eden Games	(7,407)	(314,440)	(52,460)	(374,307)
Held for sale - UMG	-	(227,179)	(35,178)	(262,357)
Foreign exchange	1,011	(29,472)	(4,515)	(32,976)
May 31, 2022	59,262	103,148	82,442	244,852

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Accumulated depreciation	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2020	57,517	307,508	106,670	471,695
Depreciation	4,082	78,421	19,215	101,718
Disposal of Motorsports	-	(11,068)	(9,910)	(20,978)
Foreign exchange	183	9,161	798	10,142
May 31, 2021	61,782	384,022	116,773	562,577

August 31, 2021	63,367	406,231	122,093	591,691
Depreciation	5,507	94,518	16,770	116,795
Disposal of Eden Games	(7,202)	(278,569)	(47,404)	(333,175)
Held for sale - UMG	-	(133,957)	(41,614)	(175,571)
Foreign exchange	(668)	(24,728)	(4,000)	(29,396)
May 31, 2022	61,004	63,495	45,845	170,344
Net book value	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2021	155,484	197,376	50,951	403,811
May 31, 2022	0	39,653	36,597	74,508

9.	Goodwill

	2022	2021
	$	$

Balance, August 31,	18,495,121	18,785,807
Disposal of Eden Games	(345,150)	-
Effect of foreign exchange	(49,590)	42,055
Balance, May 31,	18,100,381	18,827,862

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

10.	Intangible assets

A continuity of the Company’s intangibles is as follows:

Cost	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2020	9,430,265	1,322,802	10,763,975	2,310,475	3,671,954	27,499,471
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Foreign exchange	-	26,660	437,252	134,524	8,691	607,127
May 31, 2021	9,430,265	1,349,462	7,602,358	2,243,372	3,457,995	24,083,452

August 31, 2021	9,430,265	1,073,045	8,330,683	2,137,449	3,624,300	24,595,742
Impairment	-	(50,602)	-	(62,675)	-	(113,277)
Disposal of Eden Games	-	(269,098)	(4,709,219)	(1,390,134)	(269,010)	(6,637,461)
Held for Sale - UMG	-	(242,667)	-	(184,167)	(313,933)	(740,767)
Foreign exchange	-	(14,450)	(285,842)	(82,040)	(19,230)	(401,562)
May 31, 2022	9,430,265	496,228	3,335,622	418,433	3,022,127	16,702,675

Accumulated amortization	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2020	628,684	793,041	4,909,000	1,077,491	648,933	8,057,149
Amortization	1,414,540	131,944	1,538,835	363,583	445,317	3,894,219
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	23,145	409,553	69,613	(77,318)	424,993
May 31, 2021	2,043,224	948,130	6,324,976	1,309,060	794,282	11,419,672

August 31, 2021	2,514,737	966,444	6,340,302	1,375,647	916,368	12,113,498
Amortization	1,414,540	56,000	636,504	204,663	300,087	2,611,794
Disposal of Eden Games	-	(269,098)	(4,709,219)	(1,112,108)	(250,801)	(6,341,226)
Held for Sale - UMG	-	(242,667)	-	(184,167)	(313,933)	(740,767)
Foreign exchange	-	(14,451)	(285,842)	(61,977)	(17,804)	(380,074)
May 31, 2022	3,929,277	496,228	1,981,745	222,058	633,917	7,263,225

Net book value	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2021	6,915,528	106,601	1,990,381	761,802	2,707,932	12,482,244
May 31, 2022	5,500,988	-	1,353,877	196,375	2,388,210	9,439,450

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

11.	Right-of-use assets

	2022	2021
	$	$

Balance, August 31,	557,022	550,478
Acquired	-	-
Depreciation	(166,004)	(143,940)
Impairment	(209,934)	-
Disposal of Eden Games	(16,036)	-
Effect of foreign exchange	(3,210)	2,532
Balance, May 31,	161,838	409,070

Right of use assets consist primarily of leases for corporate office facilities and are amortized monthly over the term of the lease, or useful life, if shorter.

12.	Lease liabilities

Lease liabilities are measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

	Equipment	Office lease	Total
	$	$	$

Balance, August 31, 2020	35,457	536,691	572,148
Acquired	-	-	-
Interest expense	1,548	24,844	26,392
Payments	(10,035)	(154,375)	(164,410)
Effect of foreign exchange	-	2,708	2,708
Balance, May 31, 2021	26,970	409,868	436,838

Balance, August 31, 2021	24,048	563,503	587,551
Acquired	-	-	-
Disposal of Eden Games	-	(17,959)	(17,959)
Interest expense	979	20,907	21,886
Payments	(10,035)	(174,342)	(184,377)
Effect of foreign exchange	-	(3,524)	(3,524)
Balance, May 31, 2022	14,992	388,585	403,577

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The Company’s lease obligation is classified between current and non-current liabilities as follows:

	Equipment	Office lease	Total
	$	$	$
As of May 31, 2021:
Less than one year	11,977	178,468	190,445
Greater than one year	14,993	231,400	246,393
Total lease obligation	26,970	409,868	436,838

	Equipment	Office lease	Total
	$	$	$
As of May 31, 2022:
Less than one year	12,781	145,720	158,501
Greater than one year	2,211	242,865	245,076
Total lease obligation	14,992	388,585	403,577

The future minimum undiscounted lease payments as of May 31, 2022, are presented below:

	Equipment	Office lease	Total
Maturity analysis - contractual undiscounted cash flows as of May 31, 2022:
Less than one year	13,380	163,464	176,844
Greater than one year	2,230	254,241	256,471
Total undiscounted lease obligation	15,610	417,705	433,315

13.	Players liability account

The Players liability account consists of UMG and Winview cash deposited by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As of May 31, 2022, the players liability account balance is the total amount payable if all players were to request closure of their accounts. As of May 31, 2022, the players account liability and corresponding restricted cash balances were the same.

14.	Promissory notes payable and other borrowings

(a)	Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2021 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of May 31, 2022, interest of $170,914 has been accrued (August 31, 2021 – $139,644).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of May 31, 2022, $435,290 was due under the note (August 31, 2021 – $482,304). The note is secured by the assets of WinView, bears interest at 6%, and is currently due.

(b)	Paycheck Protection Program (the “PPP”) loans

During April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2020, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended August 31, 2020. As of May 31, 2022, $209,875 has not been formally forgiven.

15.	Convertible debt

The continuity of convertible debt for the nine months ended May 31, 2022, and 2021, is as follows:

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459
Issuances	-	4,282,477	-	-	4,282,477
Exchange of EB Loan for Amended EB Loan	-	-	5,043,103	-	5,043,103
Exchange of Amended EB Loan for EB CD	-	-	(4,931,813)	7,394,022	2,462,209
Conversion - common shares issued	(1,500,214)	(12,204,391)	-	-	(13,704,605)
Conversion - warrants issued	(1,103,661)	(4,256,114)	-	-	(5,359,775)
Interest expense	47,325	347,773	138,710	125,000	658,808
Accrued interest on conversion / interest payments	(101,247)	(256,300)	(250,000)	-	(607,547)
Effect of foreign exchange	180,830	-	-	-	180,830
Change in fair value	1,486,061	5,634,688	-	51,784	7,172,533
Balance, May 31, 2021	1,130,963	2,219,723	-	7,570,806	10,921,492

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2021	914,428	2,097,127	-	6,939,941	9,951,496
Interest expense	19,945	149,589	-	375,000	544,534
Accrued interest on conversion / interest payments	-	-	-	(500,000)	(500,000)
Effect of foreign exchange	(9,659)	-	-	-	(9,659)
Change in fair value	(405,571)	(73,345)	-	(1,668,218)	(2,147,134)
Balance, May 31, 2022	519,143	2,173,371	-	5,146,723	7,839,237

The Company’s convertible debt obligations are classified between current and non-current liabilities as follows:

	2019 Series	2020 Series	EB CD	Total
	$	$	$	$
As of May 31, 2022:
Less than one year	519,143	2,173,371	-	2,692,514
Greater than one year	-	-	5,146,723	5,146,723
Total convertible debt obligation	519,143	2,173,371	5,146,723	7,839,237

(a)	2019 Series

As of May 31, 2022, the fair value of the 2019 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2019 Series	May 31, 2022 (CA$)	August 31, 2021 (CA$)

Share price	1.18	8.42
Conversion price	7.50	7.50
Warrant exercise price	7.50	7.50

Term, in years	.10 - .19	.85 - .94
Interest rate	6%	6%
Expected volatility	95.00%	90.00%
Risk-free interest rate	1.05% - 1.29%	0.25% - 0.26%
Exchange rate	0.7875	0.7947
Expected dividend yield	0%	0%

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(b)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(c)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

(d)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except the following: (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units. In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The proceeds of $2,000,000 from the first draw were allocated between convertible debt and warrant liability with $1,381,084 allocated to convertible debt and $618,916 allocated to the 224,719 warrants issued.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

As of May 31, 2022, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	May 31 2022 (US$)	August 31, 2021 (US$)

Share price	0.93	6.66
Conversion price	8.90	8.90
Warrant exercise price	-	-

Term, in years	0.47	1.26
Interest rate	10%	10%
Expected volatility	95.00%	90.00%
Risk-free interest rate	1.58%	0.10%
Expected dividend yield	0%	0%

(e)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years. The convertible debenture is secured by the Company’s real and personal property, fixtures, leasehold improvements, trade fixtures, equipment, and other personal property as well as all general intangibles relating to or arising from the personal property.

As of May 31, 2022, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	May 31 2022 (US$)	August 31, 2021 (US$)

Share price	0.93	6.66
Conversion price	10.25	10.25
Warrant exercise price	15.00	15.00

Term, in years	1.74	1.26
Interest rate	10%	10%
Expected volatility	90.00%	90.00%
Risk-free interest rate	2.40%	0.30%
Expected dividend yield	0%	0%

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(f)	Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of May 31, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $1.18 (USD $.93)	The share price was higher (lower)
		Risk-free interest rate (1.05% to 2.40%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (7.07% to 8.73%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)
		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

16.	Warrant liability

Liability measured warrants having CAD exercise price

The following tables reflect the continuity of the Company’s liability measured warrants for the nine months ended May 31, 2022, and 2021:

Amount
$

Balance at August 31, 2020	14,135,321
Issued on conversion of convertible debt	1,103,661
Exercised	(1,271,947)
Change in fair value	(7,071,518)
Foreign exchange	1,129,258
Balance, May 31, 2021	8,024,775

Amount
$

Balance at August 31, 2021	4,868,703
Change in fair value	(4,667,583)
Foreign exchange	(65,371)
Balance, May 31, 2022	135,749

The following tables reflects the continuity of the Company’s outstanding liability warrants for the nine months ended May 31, 2022, and 2021:

	Number of warrants	Weighted-average exercise price CAD
	#	$

Outstanding, August 31, 2020	2,405,369	9.60
Issued on conversion of convertible debt	175,331	7.50
Exercised	(747,129)	9.64
Expired	(222,842)	10.03
Outstanding as of May 31, 2021	1,610,729	9.30

	Number of warrants	Weighted-average exercise price CAD
	#	$

Outstanding, August 31, 2021	1,452,843	8.96
Expired	(123,159)	9.24
Outstanding as of May 31, 2022	1,329,684	8.93

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The following table reflects the liability measured warrants issued and outstanding as of May 31, 2022:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
December 20, 2022	29,066	27.00	0.56
March 20, 2023	27,777	13.50	0.80
March 30, 2023	46,909	13.50	0.83
March 31, 2023	17,222	13.50	0.83
May 27, 2023	130,304	13.50	0.99
July 8, 2024	445,982	7.50	2.11
July 25, 2024	401,624	7.50	2.15
August 8, 2024	230,800	7.50	2.19
	1,329,684	$8.93	1.90

As at May 31, 2022, the fair value of the 1,329,684 warrants outstanding (August 31, 2021 – 1,452,843) was determined to be $135,749 (August 31, 2021 – $4,868,703) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.56 – 2.19 years (August 31, 2021 – 0.53 – 2.94) as expected average life; share price of CAD$1.18 (August 31, 2021 – CAD$8.42); exercise price of CAD$7.50 – CAD$27.00 (August 31, 2021 – CAD$7.50 – CAD$27.00); 95% expected volatility (August 31, 2021 – 70% - 90%); risk free interest rate of 2.57% - 2.64% (August 31, 2021 – 0.28% - 0.63%); and an expected dividend yield of 0%.

Equity measured warrants having USD exercise price

The Company’s 3,736,296 equity measured warrants as of May 31, 2022, and August 31, 2021, had an average weighted-average exercise price of $15.

The following table reflects the equity measured warrants issued and outstanding as of May 31, 2022:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price USD	Average remaining contractual life (years)
November 20, 2022	224,719	15.00	0.47
January 8, 2024	1,868,787	15.00	1.61
January 22, 2024	522,898	15.00	1.65
February 24, 2024	1,058,227	15.00	1.74
August 19, 2024	49,999	15.00	2.22
September 15, 2024	11,666	15.00	2.30
	3,736,296	$15.00	1.59

If all equity measured warrants outstanding and exercisable as of May 31, 2022, were exercised, the Company would receive cash from exercise of approximately $56.0 million.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

17.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$

Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	158,477	1,080,804
Convertible debt conversion	1,728,848	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	747,129	7,221,216
Balance, May 31, 2021	14,862,689	115,893,950

	Shares	Consideration
	#	$

Balance, August 31, 2021	15,543,309	122,741,230
Shares issued on vesting of RSUs	115,574	926,759
Balance, May 31, 2022	15,658,883	123,667,989

(c)	Activity for the period

During the nine months ended May 31, 2022, the Company issued 115,574 common shares upon vesting of an equal number of RSUs, see Note 19.

18.	Stock options

On October 6, 2021, the Company adopted an amended and restated equity incentive plan (“Omnibus Plan”), which amends and restates the equity incentive plan which was previously established as of July 15, 2020. Under the amendments, there were no changes in the terms of previously issued awards. Under the Omnibus Plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The following table reflects the continuity of stock options for the nine months ended May 31, 2022, and 2021:

The following tables reflect the stock options issued and outstanding as of May 31, 2022:

		Weighted-average
	Number of stock options	Exercise price	Grant-date fair value	Remaining contractual term
	#	$	$	(yrs.)

Balance, August 31, 2020	253,121	12.73	4.39	4.31
Granted	1,333	7.38	6.24
Expired/Cancelled	(16,694)	20.90	8.56
Balance, May 31, 2021	237,760	12.13	4.40	3.30

Balance, August 31, 2021	692,938	11.64	7.06	4.46
Granted	28,750	5.42	2.44
Expired/Cancelled	(204,236)	11.18	7.21
Balance, May 31, 2022	517,452	11.47	6.74	3.89

Exercisable as of May 31, 2022	186,706	11.38	4.42	2.14

Expiry date	Outstanding options	CAD	Weighted average exercise price USD	Weighted average remaining contractual term (Years)

June 30, 2022	4,428	153.45	118.15	0.08
April 1, 2023	47,499	11.25	7.91	0.84
October 31, 2023	64,997	11.25	7.91	1.42
January 29, 2025	46	106.50	76.43	2.67
August 25, 2025	340	106.50	76.43	3.24
September 23, 2025	11	106.50	76.43	3.32
February 10, 2026	1,434	106.50	76.43	3.70
May 19, 2026	4	106.50	76.43	3.97
May 23, 2026	9	106.50	76.43	3.98
June 24, 2026	240,826	15.04	12.21	4.07
July 1, 2026	10,000	14.87	12.00	4.09
July 2, 2026	48,984	15.08	12.21	4.09
August 20, 2026	20,000	7.78	6.05	4.22
March 3, 2027	1,256	106.50	76.43	4.76
July 31, 2027	133	106.50	76.43	5.17
November 3, 2027	133	106.50	76.43	5.43
November 7, 2029	36,586	7.50	5.38	7.44
December 2, 2030	1,333	9.50	7.38	8.51
June 14, 2031	10,683	14.20	11.69	9.04
November 23, 2031	10,000	12.45	9.82	9.49
December 31, 2026	3,750	3.87	3.05	4.59
January 31, 2027	15,000	3.90	3.07	4.67
	517,452	14.70	11.47	3.89

Of the 517,452 options outstanding as of May 31, 2022 (August 31, 2021 – 692,938), 186,706 are exercisable as of May31, 2022 (August 31, 2021 – 209,950). During the nine months ended May 31, 2022, share-based compensation expense for the Company’s stock options was $2,356,419 (May 31, 2021 – $90,411).

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

19.	Restricted share units

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of common shares available for issuance pursuant to the settlement of RSUs shall be an aggregate of 1,548,174 common shares.

The Company’s outstanding RSUs are as follows:

Number
#

Balance, August 31, 2020	402,372
Granted	330,896
Vested	(158,477)
Cancelled	(11,855)
Balance, May 31, 2021	562,936

Balance, August 31, 2021	490,174
Granted	100,626
Vested	(115,574)
Cancelled	(61,097)
Balance, May 31, 2022	414,129

In October 2021, the Company granted 100,626 to members of the board of directors pursuant to the Company’s incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately ten months.

During the nine months ended May 31, 2022, share-based compensation expense for the Company’s RSUs was $1,221,442 (May 31, 2021 – $2,368,333).

20.	Capital management

The Company considers its capital to be its shareholders’ equity.

As of May 31, 2022, the Company had shareholders’ equity (deficit) before non-controlling interests of $29,835,335 (August 31, 2021 – equity of $25,422,165). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the nine months ended May 31, 2022, and 2021.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

21.	Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $899,569, which represents the fair value of the common shares directed to be delivered as of May 31, 2022. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

Separately, in April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2,890,000. On July 6, 2021, the Company filed motion to dismiss the complaint. On February 17, 2022, 3CI Holdings filed an Amended Complaint, to which the Company filed a motion to dismiss, which was granted pursuant to an order signed by the court on July 5, 2022.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

22.	Discontinued operations

The Company entered into an Agreement to sell certain assets of UMG Media Ltd. (“UMG”) on June 13, 2022. This business was previously part of the Company’s Gaming segment. On June 30, 2022, and wind down the operations of the business following a strategic decision to focus the Company’s resources on the key revenue streams of direct-to-consumer, software-as-a-service and advertising. UMG the Company completed the sale of the UMG’s assets (Note 27).

Accordingly, UMG results for the current and comparative periods have been presented as discontinued operations within the comparative Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss).

Results from the discontinued operations for UMG and the related cash flows are as follows:

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$
Revenues
Revenue	141,926	192,500	387,655	374,654

Operating expenses
Salaries and wages	340,249	264,637	1,021,046	756,825
Consulting	-	-	-	-
Professional fees	9,190	14,622	12,891	189,781
Sponsorships and tournaments	85,859	116,507	663,046	562,495
Advertising and promotion	4,480	2,760	20,723	3,369
Office and general	20,790	52,294	57,743	119,309
Technology expenses	10,776	33,150	73,123	93,106
Amortization and depreciation	34,983	136,122	275,592	378,530
Impairment expense	209,934	-	476,404	-
Restructuring Costs	-	-	90,539	-
Interest expense	4,225	(19,714)	13,722	29,970
(Gain) loss on foreign exchange	1,642	(2,710)	31,808	(15,400)
Net income (loss) from discontinued operations	(580,202)	(405,168)	(2,348,982)	(1,743,331)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$

Net cash provided by (used in) operating activities	114,599	255,367	(149,397)	396,348
Net cash used in financing activities	(21,852)	(21,637)	(65,125)	(64,481)
Change in cash	92,747	233,730	(214,522)	331,867
Cash, beginning of period	(131,973)	(78,844)	175,296	(176,981)
Cash, end of period	(39,226)	154,886	(39,226)	154,886

The Company committed to a plan to sell Eden Games, S.A. (“Eden Games”) during the second quarter of fiscal 2022, following a strategic decision to focus the Company’s resources on the key revenue streams of direct-to-consumer, software-as-a-service, and advertising. Eden Games was previously part of the Company’s Gaming segment. On April 6, 2022, the Company completed the sale of Eden Games.

To facilitate the sale of Eden Games, under a separate agreement, the Company agreed to purchase Euro- denominated 6% promissory notes amounting to Euro 1,453,154 ($1,558,319) that were due to the former co-founders of Eden Games from third parties. Euro 1,081,081 ($1,181,005) of the consideration was paid on the closing of the sale with the remainder due in two equal payments on April 4,2023, and October 6,2023.

The promissory notes receivable were classified at fair value through profit and loss based on management’s expectations about the proposed terms of settlement with the counterparties to the promissory notes and in accordance with the Company’s accounting policies.

Accordingly, Eden Games’ results for the current and comparative periods have been presented as discontinued operations within the Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss).

Consideration transferred for the sale of Eden Games sales and the resulting gain on disposal was as follows:

Amount
$
Consideration received or receivable:
Cash consideration	15,357,803
Total disposal consideration	15,357,803
Carrying amount of net assets sold	(577,106)
Carrying amount attributable to non-controlling interests	208,598
Gain on disposal before income tax and reclassification of foreign currency translation reserve	14,989,295

Reclassification of foreign currency translation reserve	139,122

Gain on disposal of Eden Games	15,128,417

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The net assets of Eden Games (the disposal group) as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash	647,187
Accounts and other receivables	586,309
Government remittances	566,331
Prepaid expenses and other	36,124
Right-of-use assets	16,036
Property and equipment	41,132
Intangible assets	296,235
Goodwill	345,150
Total assets of disposal group	2,534,504

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	1,168,966
Accrued liabilities	750,388
Lease obligation, current	17,959
Long-term debt, current	20,085
Total liabilities of disposal group	1,957,398

Net assets of disposal group	577,106

Results of discontinued operations for Eden and the related cash flows are as follows:

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$
Revenues
Revenue	434,508	1,416,371	4,759,711	2,604,799

Operating expenses
Salaries and wages	329,126	855,367	2,113,180	2,637,904
Consulting	102,951	309,842	796,570	711,209
Office and general	80,029	150,497	265,125	389,361
Amortization and depreciation	1,360	111,554	224,349	1,329,588
Share-based payments	1	(42)	(93)	(1,097)
Interest expense	(16)	7,780	7,145	34,669
(Gain) loss on foreign exchange	-	(7,602)	39,350	(168,640)
Net income (loss) from discontinued operations	(78,943)	(11,025)	1,314,085	(2,328,195)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$

Net cash provided by (used in) operating activities	396,544	140,150	509,166	432,035
Disposal of Eden	(647,187)	-	(647,187)	-
Net cash used in financing activities	(24,548)	(57,045)	(132,550)	(225,353)
Change in cash	(275,191)	83,105	(270,571)	206,682
Cash, beginning of period	275,191	231,155	270,571	107,578
Cash, end of period	-	314,260	-	314,260

Results of discontinued operations for the Motorsports Group and the related cash flows along with description of the transaction are as follows:

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$
Revenues
Revenue	-	-	-	90,934

Operating expenses
Salaries and wages	-	-	-	212,546
Consulting	-	-	-	267,933
Professional fees	-	-	-	22,681
Sponsorships and tournaments	-	-	-	203,637
Advertising and promotion	-	-	-	1,740
Office and general	-	-	-	7,374
Technology expenses	-	-	-	86,590
Amortization and depreciation	-	-	-	201,335
Interest expense	-	-	-	572
(Gain) loss on foreign exchange	11,037	9,606	11,037	49,317
Net income (loss) from discontinued operations	(11,037)	(9,606)	(11,037)	(962,791)

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$

Net cash provided by (used in) operating activities	-	-	-	(92,652)
Disposal of Motorsports	-	-	-	24,348
Change in cash	-	-	-	(68,304)
Cash, beginning of period	-	-	-	68,304
Cash, end of period	-	-	-	-

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company eliminated eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group were presented as a discontinued operation.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Consideration transferred for the Motorsport Group was as follows:

Amount
$
Consideration received or receivable:
Accounts payable assumed	101,322
Deferred purchase consideration of LGR	333,503
Fair value of contingent consideration	1,321,281
Total disposal consideration	1,756,106
Carrying amount of net assets sold	(2,334,303)
Loss on disposal before income tax and reclassification of foreign currency translation reserve	(578,197)

Reclassification of foreign currency translation reserve	(100,734)
Loss on disposal of Motorsports	(678,931)

The net assets of the Motorsport Group as at the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash and cash equivalents	(24,348)
Accounts and other receivables	126,590
Government remittances	25,095
Prepaid expenses and other	24,113
Property and equipment	47,416
Intangible assets	3,066,457
Total assets of disposal group	3,265,323

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	508,881
Accrued liabilities	422,139
Total liabilities of disposal group	931,020

Net assets of disposal group	2,334,303

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

23.	Segmented information

Information reported to the Company’s Chief Executive Officer, the Chief Operating Decision Maker (“CODM”), for the purposes of resource allocation and assessment of segment performance is focused on the category of services for each type of activity. The principal categories of services are E-Sports, Media and Advertising, and Corporate and Other. The Group’s reportable segments under IFRS 8 are therefore as follows:

Gaming	-	Services related to competitive organized video gaming or sporting events;
Media	-	Platform and advertising services provided to other broadcasters, primarily local TV and radio broadcasters;
Corporate and Other	-	Services provided to other businesses and other revenues;

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended May 31, 2022:

Three months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	549,430	8,692,048	-	9,241,478

Results
Segment loss	(1,723,122)	(3,216,116)	-	(4,939,238)

Central administration costs	-	-	2,025,194	2,025,194
Other gains and losses	12,152	1,382	(1,565,959)	(1,552,425)
Finance costs	44,937	277	183,134	228,348
Loss before tax	(1,780,211)	(3,217,775)	(642,369)	(5,640,355)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(463,980)	-	14,922,215	14,458,235
Non-controlling interest in net loss	-	-	3,419	3,419
Net income (loss)	(2,244,191)	(3,217,775)	14,283,265	8,821,299

The following is an analysis of the Company’s revenue and results by reportable segment for the nine months ended May 31, 2022:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,331,151	29,177,011	-	30,508,162

Results
Segment loss	(6,175,613)	(8,197,275)	-	(14,372,888)

Central administration costs	-	-	7,599,740	7,599,740
Other gains and losses	1,621,582	36,929	(10,991,270)	(9,332,759)
Finance costs	63,268	979	577,538	641,785
Income (loss) before tax	(7,860,463)	(8,235,183)	2,813,992	(13,281,654)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(647,595)	-	14,730,078	14,082,483
Non-controlling interest in net loss	-	-	(65,219)	(65,219)
Net income (loss)	(8,508,058)	(8,235,183)	17,478,851	735,610

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended May 31, 2021:

Three months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	408,575	7,592,387	-	8,000,962

Results
Segment loss	(1,190,154)	(2,057,830)	-	(3,247,984)

Central administration costs	-	-	1,752,651	1,752,651
Other gains and losses	10,664	(329,730)	(6,891,518)	(7,210,584)
Finance costs	8,251	125,470	76,034	209,755
Loss before tax	(1,209,069)	(1,853,570)	5,062,833	2,000,194
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	-	-
Discontinued operations	(360,666)	-	(65,133)	(425,799)
Non-controlling interest in net loss	-	-	(2,343)	(2,343)
Net income (loss)	(1,569,735)	(1,853,570)	4,995,357	1,572,052

The following is an analysis of the Company’s revenue and results by reportable segment for the nine months ended May 31, 2021:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	993,408	21,491,243	-	22,484,651

Results
Segment loss	(3,283,044)	(5,682,782)	-	(8,965,826)

Central administration costs	-	-	6,513,730	6,513,730
Other gains and losses	9,465	2,474,609	939,416	3,423,490
Finance costs	36,480	637,514	439,755	1,113,749
Loss before tax	(3,328,989)	(8,794,905)	(7,892,901)	(20,016,795)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(4,076,248)	-	(1,637,000)	(5,713,248)
Non-controlling interest in net loss	-	-	59,327	59,327
Net loss	(7,405,237)	(8,794,905)	(9,574,504)	(25,774,646)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Geographical breakdown

	North America	European Union	Total
	$	$	$
August 31, 2021
Assets	64,943,049	2,519,798	67,462,847
Long-term assets	35,796,241	108,924	35,905,165

May 31, 2022
Assets	57,684,572	845,630	58,530,202
Long-term assets	30,400,404	5,624	30,406,028

24.	Related party transactions and balances

(a)	Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management for the three and nine months ended May 31, 2022, and 2021, includes the following:

	For the three months ended		For the nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$

Total compensation paid to key management	359,069	392,490	1,067,212	1,836,583
Share based payments	184,506	323,233	547,790	1,581,037

Total compensation paid to key management is recorded in consulting fees, salaries and wages and share based payments in the consolidated statement of income (loss) and comprehensive income (loss) for the nine months ended May 31, 2022, and 2021.

Amounts due from related parties as of May 31, 2022, with respect to the above fees were $29,740 (due to August 31, 2021 – $33,349). The amounts due to/from related parties are recorded within accounts payable and accrued liabilities on the consolidated statement of income (loss) and comprehensive income (loss). These amounts are unsecured, non-interest bearing and due on demand.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Certain directors of the Company are among the pool of Stubholders.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

25.	Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. The principal financial risks are managed by the Company’s finance department, within Board approved policies and guidelines. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of May 31, 2022, one customer (August 31, 2021 – one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, one customer accounted for 16% and 13% of the Company’s accounts and other receivables balance as of May 31, 2022 and August 31, 2021, respectively. During the nine months ended May 31, 2022, one (August 31, 2021 – one) customer represented 70% (August 31, 2021 – 60%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of May 31, 2022:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	5,968,664	436,116	274,434	264,102	1,892,735	8,836,051
Allowance for doubtful accounts	-	-	-	-	1,022,636	1,022,636
% Allowance		0%	0%	0%	54%	12%

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after considering its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	2-5 years
	$	$	$

Accounts payable	11,982,749	-	-
Accrued liabilities	4,926,240	-	-
Players liability account	289,889	-	-
Lease obligation	158,501	245,076	-
Promissory notes payable	806,204	-	-
Convertible debt	2,692,514	5,146,723	-

(d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bear interest at fixed rates.

(e)	Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Carrying value at May 31, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	13,695,279
Restricted cash	-	289,889
Accounts and other receivables	-	7,864,272
Government remittances	-	861,442
Publisher advance	-	2,351,435
Promissory notes receivable	1,558,319	-
Investment at FVTPL	2,629,851	-
	4,188,170	25,062,317

Carrying value at May 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	11,982,749
Accrued liabilities	-	-	4,926,240
Players liability account	-	-	289,889
Arbitration reserve	-	899,569	-
Long-term debt	-	-	-
Promissory notes payable	-	-	806,204
Warrant liability	135,749	-	-
Convertible debt	-	7,839,237	-
	135,749	8,738,806	18,005,082

Carrying value at August 31, 2021	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	-	4,534,218
Promissory notes receivable		-
Investment at FVTPL	2,629,851	-
	2,629,851	29,888,765

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	10,403,665
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Arbitration reserve	-	6,468,330	-
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	16,419,826	17,376,275

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of May 31, 2022
	$	$	$	$

Arbitration reserve	899,569	-	-	899,569
Warrant liability	-	135,749	-	135,749
Convertible debt	-	-	7,839,237	7,839,237
Promissory notes receivable	-	-	1,558,319	1,558,319
Investment at FVTPL	-	-	2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$	$

Arbitration reserve	6,468,330	-	-	6,468,330
Warrant liability	-	4,868,703	-	4,868,703
Convertible debt	-	-	9,951,496	9,951,496
Promissory notes receivable	-	-	-	-
Investment at FVTPL	-	-	2,629,851	2,629,851

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

26.	Restructuring charges

During the month of February 2022, the company recorded restructuring charges of $35,747 related to corporate workforce reductions of 4 employees.

All restructuring expenses for the quarter and year to date are for severance. No restructuring actions occurred during the quarter or nine months ended May 31, 2021.

27.	Subsequent events

The Company has evaluated subsequent events from the balance sheet date through July 15, 2022, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed except for the transaction described below.

The Company entered into an agreement on June 13, 2022, to sell certain assets of UMG for $100. On June 30, 2022, the Company completed the sale. Concurrently with the sale agreement the Company entered into a transition services agreement with the purchaser for a total value of $300,000 with payments beginning July 31, 2022, and the remainder to be paid in full, 12 months following the first payment.

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